# MAYER, BROWN, ROWE & MAW LLP



1675 BROADWAY

NEW YORK, NEW YORK 10019-5820

MAIN TELEPHONE
(212) 506-2500
MAIN FAX
(212) 262-1910

REB D. WHEELER
DIRECT DIAL (212) 506-2414
DIRECT FAX (212) 849-5914
rwheeler@mayerbrownrowe.com

August 5, 2003



**By UPS**

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549



Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated August 5, 2003.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.



Sincerely,

Reb D. Wheeler

Encl

cc: Sylvia Heitzer
*Schwarz Pharma AG*
Philip O. Brandes

17158217 02970609

# NEWS

SCHWARZ PHARMA


| From: | Antje Witte | CORPORATE COMMUNICATIONS |
|---|---|---|
| Tel: | +49 2173 48 1866 | Alfred-Nobel-Straße 10 |
| Fax: | +49 2173 48 1856 | 40789 Monheim, Germany |
| E-mail: | antje.witte@schwarzpharma.com | Internet: www.schwarzpharma.com |


August 5, 2003

## KUDCo Acknowledges Apparent Omeprazole Competitor

- SCHWARZ PHARMA Group's year-end results potentially affected
- Announced competitor has not cleared legal hurdles
- KUDCo's non-infringing generic omeprazole remains key asset

SCHWARZ PHARMA acknowledged today the unexpected announcement of a competitor to KUDCo's best selling omeprazole generic in the US.

In an unprecedented move a competitor has announced its plan to enter the market, even though it is still involved in active patent infringement litigation and no court decision has been rendered.

KUDCo's omeprazole remains the only generic on the US market which has been found not to infringe in a court of law. It is an attractive option within the growing US PPI-Market and continues to be a key asset to the SCHWARZ PHARMA Group.

This development could negatively impact the Group's year-end projected results of € 250 million. The SCHWARZ PHARMA Group reported a net profit of € 143 million for the first half of 2003.

KUDCo (Kremers Urban Development Company) is the wholly owned U.S. generic drug business of SCHWARZ PHARMA Inc., U.S.A.
SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2002 the company achieved global sales of € 964 million, thereof 75% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866